Filed by WC Acquisition Holdings Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, among PAETEC Corp., US LEC Corp., WC Acquisition Holdings Corp., a wholly-owned subsidiary of PAETEC Corp. (“New PAETEC”), WC Acquisition Sub U Corp., a wholly-owned subsidiary of New PAETEC, and WC Acquisition Sub P Corp., a wholly-owned subsidiary of New PAETEC.

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New PAETEC will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about New PAETEC, PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/ prospectus and other documents filed by New PAETEC with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC Corp. in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC Corp. and in the registration statement that will be filed by New PAETEC with the SEC.

THEWALLSTREETJOURNAL.

MONDAY, AUGUST 14, 2006 © 2006 Dow Jones & Company, Inc. All Rights Reserved.

US LEC, Paetec Plan to Combine, Add Telecom Clout

By DENNIS K. BERMAN

US LEC Corp. and closely held Paetec Communications Inc., two survivors of the telecommunications boom and bust, are planning to merge to form a company with an indicated equity value of about $450 million, the companies said yesterday.

Both US LEC and Paetec are relatively small actors in the telecommunications realm, each fighting to control a niche amid industry giants such as AT&T Inc. and Verizon Communications Inc. There was a flowering of such players in the late 1990s, after Congress deregulated the telecom industry to allow entrants to challenge the nation’s dominant phone companies with new services and pricing.

Investors committed billions of dollars to these companies, and most eventually ended up in bankruptcy proceedings or were quietly swept up in consolidation years afterward. That now is the course for US LEC, based in Charlotte, N.C., and Paetec, based in Fairport, N.Y., both of which provide medium-size and larger businesses with voice and data services.

Under the plan expected to be announced today, Paetec shareholders will control about two-thirds of the new company, with US LEC holders getting the rest at no premium to their current market price. The company will continue to trade under US LEC’s existing Nasdaq Stock Market symbol, but will use the Paetec name.

In Nasdaq Stock Market composite trading Friday, US LEC shares rose 31 cents, or 7%, to $4.77. The equity value of the deal is about $450 million, based on US LEC’s current stock market value of almost $150 million. The company will also carry an additional $850 million in debt.

Combined, the company will have annual revenue of almost $1 billion and $187 million in earnings before interest, taxes, depreciation and amortization. The company hopes to save $25 million in costs in the first year after the merger closes and $40 million annually thereafter. By comparison, AT&T has revenue of $55 billion and a market value of more than $117 billion.

In a joint interview, US LEC Chairman Richard Aab and Arunas Chesonis, Paetec chairman and chief executive, said that competitors to the biggest telecom franchises enjoy better prospects today than they have had in a long time. That is because the large phone players are in the midst of integrating some historic mergers of their own: Verizon purchased MCI Corp., for example, while SBC Communications Inc. purchased AT&T and took on AT&T’s name.

“It’s almost been a reverse of the last few years,” Mr. Chesonis said. “Our toughest competitors were AT&T and MCI. They’re going through a transition, with a dislocation of employees and policy changes. It’s tough for them to stay focused on their customers. People are worried about their jobs. They have different priorities.”

Now, adds, Mr. Chesonis: “We’ve been tripping all over each other for their business.”

Deutsche Bank AG, Houlihan Lokey Howard & Zukin and law firm Skadden, Arps, Slate, Meagher & Flom LLP advised US LEC. Merrill Lynch & Co., Blackstone Group, Capitalink LC and law firm Hogan & Hartson advised Paetec.

WC Acquisition Holdings Corp. (“New PAETEC”) will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about New PAETEC, PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/ prospectus and other documents filed by New PAETEC with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC Corp. in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC Corp. and in the registration statement that will be filed by New PAETEC with the SEC.

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